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March 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southwest Gas Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2024
File No. 001-37976

To Whom It May Concern:

On behalf of our client, Southwest Gas Holdings, Inc. (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated March 21, 2024, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-37976), which was filed by the Company with the Commission on March 8, 2024 (the “Preliminary Proxy Statement”).

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Amendment to the Definitive Proxy Statement (the “Amended Proxy Statement”), filed with the Commission on March 22, 2024. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the Preliminary Proxy Statement, the Registrant’s responses below refer to the Amended Proxy Statement and capitalized terms have the same meaning as contained in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Approval of the Company’s Tax-Free Spin Protection Plan, page 83

1.

Please revise your disclosure to state the general effect of the Tax-Free Spin Protection Plan. Refer to Item 19 of Schedule 14A, including Instruction 2 to such item. For example, we note your disclosure in your current report on Form 8-K filed on November 6, 2023 that the Rights may have certain anti-takeover effects, and your disclosure in such current report that the Plan works by imposing a

Securities and Exchange Commission

March 22, 2024

Page Two

significant penalty upon any person or group of affiliated or associated persons that acquires a certain percentage or more of the outstanding common stock, except in certain situations specified in the Plan.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amended Proxy Statement on pages 85-86 in response to the Staff’s comment.

****

Securities and Exchange Commission

March 22, 2024

Page Three

The Registrant respectfully believes that the information contained herein and the modifications reflected in the Amended Proxy Statement are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 778-1654 or via e-mail at JHensley@mofo.com.

Very truly yours,

/s/ R. John Hensley
R. John Hensley

cc:	Karen Haller, Southwest Gas Holdings, Inc.
Thomas E. Moran, Southwest Gas Holdings, Inc.
Brandon C. Parris, Morrison & Foerster LLP
Scott Lesmes, Morrison & Foerster LLP